UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         		Previo Inc.
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-
                                (Name of Issuer)


                          		Common Stock
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-
                         (Title of Class of Securities)

						74138B105
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-
                                 (CUSIP Number)

                                December 12, 2000
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-
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

- ------------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 74138B105                                          Page 2 of 6 Pages

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-
1           NAME OF REPORTING PERSON

            Thomas A. Satterfield, Jr.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
  (b) /X/
See Item #5 (b)
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3          SEC USE ONLY
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4          SOURCE OF FUNDS

           PF
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)  / /
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                            7     SOLE VOTING POWER
        NUMBER OF
          SHARES
       BENEFICIALLY               172,700
      OWNED BY EACH  	  -----------------------------------------------------
        REPORTING		    8     SHARED VOTING POWER
          PERSON
           WITH                   None                   See Item #5 (b)
                          -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  172,700
                          -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  169,300                See Item #5 (b)
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           				    342,000                See Item #5 (b)
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)      See Item #5 (b)       /X/
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.0%                        See Item #5 (b)
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14         TYPE OF REPORTING PERSON
           IN
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CUSIP No. 74138B105                                          Page 3 of 6 Pages

Item 1.	Security and Issuer:

Previo Inc.  Common Stock  No Par Value.

The business address is 12636 High Bluff Drive, San
Diego, CA 92130-2083

Item 2.	Identity and Background

(a) Thomas A. Satterfield, Jr.
(b) 2609 Caldwell Mill Lane, Birmingham, Al. 35243
(c) Thomas A. Satterfield, Jr. is an investor.
(d) Thomas A. Satterfield, Jr. has not been convicted in any criminal proceeding in the past 5 years.
(e) Thomas A. Satterfield, Jr. has not been involved in any civil proceedings during the past five years.
(f) Thomas A. Satterfield, Jr. is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

	Thomas A. Satterfield, Jr. used Personal Funds for the purchase of 165,500 shares of Common Stock of Issuer for an aggregate price of $1,132,113.00.
Thomas A. Satterfield, Jr. as custodian for Margaret Milyn Satterfield (UGMA) used her Personal Funds for the purchase of 7,200 shares of Common Stock of Issuer for an aggregate price of $42,844.00. Shares purchased for Jeanette
P. Satterfield and Thomas A. Satterfield were purchased with their Personal Funds. All shares were purchased in the open market.

Item 4. Purpose of Transaction:

(a) These shares were acquired as an investment in the Issuer. Additional shares may be purchased from time to time or shares may be disposed of depending on market conditions.
(b) Except as indicated, there are no plans or proposals contemplated in items
(b) through (j).

Item 5. Interest in Securities of the Issurer:

  (a)As of December 12, 2000, Thomas A. Satterfield, Jr. owns 165,500 or 2.4% of the outstanding shares of 6,809,000 as reported by the Issuer as of September 30, 2000. Thomas A. Satterfield (father of Thomas A. Satterfield, Jr.) owns 164,300 shares or 2.4% of the outstanding shares of the issuer. Thomas A. Satterfield, Jr. as custodian for Margaret
Milyn Satterfield owns 7,200 shares or 0.1% of the Issuer (Margaret
Milyn Satterfield is the minor daughter of Thomas A. Satterfield, Jr.). Jeanette P. Satterfield (sister of Thomas A. Satterfield, Jr.)
owns 5,000 shares or 0.1% of the shares of the issuer.








CUSIP No. 74138B105                                          Page 4 of 6 Pages

Item 5.(b)Thomas A. Satterfield, Jr. has joint power to dispose of shares held by Jeanette P. Satterfield and Thomas A. Satterfield, under limited power of attorney and manages all purchases and sales of shares in their accounts, but does not have voting power over the shares. Mr. Satterfield, Jr. has sole power to dispose of shares and vote shares held as custodian for his daughter. Thomas A. Satterfield, Jr. has rights to dispose of an aggregate of 342,000 shares of Issuer which equates to 5% of the shares outstanding. Thomas A. Satterfield and Jeanette P. Satterfield do not have rights to dispose of any shares other than their respective shares and therefore are deemed not to be beneficial owners of more than 5%.

(c) The following shares were purchased in the open market during the prior 60 days (based on settlement date):

Thomas A. Satterfield, Jr.

10/13/00	 100		5.75
10/16/00	 100		5.87
10/17/00	 100		5.75
10/20/00	 100		4.31
10/24/00	 100		4.75
10/25/00 	2300		4.54
10/26/00	 700		4.56
10/27/00	 200		4.62
10/30/00	 500		4.56
11/3/00 	3000		4.81
11/7/00	 500		5.00
11/8/00	 400		5.33
11/9/00	 400		5.31
11/10/00	 200		4.94
11/13/00	 100		5.00
11/15/00	 100		5.15
11/16/00   (2000)		5.12
11/16/00	 700		4.19
11/20/00 	1200		4.24
11/21/00	 100		4.50
11/22/00	 100		4.62
11/24/00	 300		3.88
11/28/00 	2100		3.18
11/28/00   (2000)		3.50
12/1/00    (2000)		4.50
12/1/00	 100		4.25
12/8/00  	1100		4.00
12/11/00	 500		3.75











CUSIP No. 74138B105                                          Page 5 of 6 Pages

Item 5. (c)		Thomas A. Satterfield, Jr. Custodian for Margaret M
Satterfield
10/16/00	 800		5.37
12/12/00    2200		3.19

Jeanette P. Satterfield
10/16/00	1000		5.37
11/3/00	1000		4.87

Thomas A. Satterfield
10/13/00	1500		5.87
10/16/00	1000		5.87
10/17/00	2000		5.12
10/17/00	4000		5.12
10/18/00	 400		4.94
10/18/00	1500		5.12
10/19/00	1000		5.00
10/19/00	1000		4.87
10/19/00	1000		4.75
10/19/00	4000		4.50
10/24/00	1600		4.50
10/25/00	2000		4.62
10/25/00	2000		4.88
10/30/00	4000		4.31
11/01/00	1000		4.37
11/2/00	1000		4.50
11/3/00	 300		4.50
11/6/00	1000		5.00
11/7/00	1000		5.50
11/28/00	1500		3.37
11/28/00	 500		4.00

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer:

There are no Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Materials To Be Filed as Exhibits.

None














CUSIP No. 74138B105                                          Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20, 2000
Birmingham, Alabama                        /s/Thomas A. Satterfield, Jr.

							    Thomas A. Satterfield, Jr.



Electronic submission sent 1/16/01 of paper filing originally submitted on 12/20/00. Paper filing was rejected.